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                              May 22, 2020

       William M. Haskel
       Senior Vice President, General Counsel and Corporate Secretary Paratek Pharmaceuticals, Inc.
       75 Park Plaza
       Boston, MA 02116

                                                        Re: Paratek
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2020
                                                            File No. 333-238150

       Dear Mr. Haskel:

               We have limited our review of your registration statement to the issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-3 filed May 11, 2020

       General

   1. We note that Section 48 of your bylaws includes a forum selection provision which identifies the Court of
Chancery of the State of Delaware as the exclusive forum for certain litigation,
including "any derivative action." Please revise your prospectus to clearly describe any
risks or other impacts on investors. Please also disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. If the provision applies to
Securities Act claims, please also revise your prospectus to state that there is uncertainty as
to whether a court would enforce such provision and that investors cannot waive compliance
with the federal securities laws and the rules and regulations
 William M. Haskel
Paratek Pharmaceuticals, Inc.
May 22, 2020
Page 2
         thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Joseph McCann at (202) 551-6262 with any questions.



FirstName LastNameWilliam M. Haskel                            Sincerely,
Comapany NameParatek Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
May 22, 2020 Page 2                                            Office of Life
Sciences
FirstName LastName